SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2 TO

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

KS BANCORP, INC.

(Name of Issuer)

KS BANCORP, INC.

(Name of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

48266R108

(CUSIP Number of Class of Securities)

Harold T. Keen

Post Office Box 661

1031 North Brightleaf Blvd.

Smithfield, NC 27577

(919) 938-3101

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

John M. Cross, Jr.

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

P.O. Box 26000

Greensboro, NC 27420

(336) 373-8850

(336) 232-9196 (facsimile)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$1,418,040	$166.90

*	Calculated solely for the purpose of determining the filing fee, which was based upon the cash out price of $24.00 per share multiplied by the estimated number of shares of common stock as of December 7, 2004, which would be cashed out as a result of the Reverse Stock Split (59,085 shares).

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: $166.90

Form or Registration No.: Schedule 13E-3

Filing Party: KS Bancorp, Inc.

Date Filed: December 22, 2004

RULE 13E-3 TRANSACTION STATEMENT

This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3 is filed by KS Bancorp, Inc. (the “Company”) in connection with its proposed 1 for 200 reverse stock split (the “Reverse Stock Split”) of its common stock. This Amendment No. 2 amends the Schedule 13E-3 initially filed with the Securities and Exchange Commission on December 22, 2004 and Amendment No. 1 thereto filed on January 18, 2005. Following the Reverse Stock Split, the Company will engage in a 250-for-1 forward stock split (the “Forward Stock Split”, and collectively with the Reverse Stock Split, the “Reorganization”). When the Reverse Stock Split is completed, the Company will have fewer than 300 shareholders of its common stock and will terminate the registration of its common stock under the Securities and Exchange Act of 1934 (the “Exchange Act”).

Filed contemporaneously herewith are (i) the notice of special meeting of shareholders and definitive proxy proxy statement (the “Proxy Statement”) and (ii) a form of proxy that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Company’s shareholders in connection with a special meeting of the shareholders to be held on March 14, 2005 (the “Special Meeting”). At the Special Meeting, the shareholders would be requested to vote on the proposed 1 for 200 Reverse Stock Split and the proposed 250 for 1 Forward Stock Split to follow thereafter. Fractional shares resulting from the Reverse Stock Split will be cashed out at a price equal to $24.00 for each pre-split share which comprises the fractional share.

The Company has securities registered under the Exchange Act and consequently is subject to Regulation 14A of the Exchange Act. The Company is filing this Amendment No. 2 to Schedule 13E-3 with the Securities and Exchange Commission contemporaneously with a definitive Proxy Statement filed by the Company pursuant to Regulation 14A of the Exchange Act. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the Proxy Statement.

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is incorporated herein by reference in response to Items 1 through 14 of this Schedule 13E-3, in the manner and to the extent specified below. In addition, the Company has incorporated by reference certain financial information contained in its annual report on Form 10-KSB and quarterly report on Form 10-QSB as specified below.

This Schedule 13E-3 (and the documents that have been incorporated herein by reference) contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. You should not place undue reliance on forward-looking statements that reflect management’s view only on the date hereof. A number of important factors could cause actual results to differ materially from those in the forward-looking statements.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the company is KS Bancorp, Inc. (the “Company”). The Company’s principal executive office is located at 1031 Brightleaf Blvd, Smithfield, NC 27577, and its business telephone number is (919) 938-3101.

(b) As of December 21, 2004, the Company had 1,197,029 shares of common stock, no par value, issued and outstanding.

(c) The information required by this Item is set forth under “Information About the Company – Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

(d) The information required by this Item is set forth under “Information About the Company – Common Stock of the Company” in the Proxy Statement and incorporated herein by reference.

(e) The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

(f) The Company has not purchased any of its common stock during the past two years.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person to which this Schedule 13E-3 relates is KS Bancorp, Inc. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The information set forth in the Proxy Statement under the caption “Information About the Company – Officers and Directors” and “–Securities Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.

(b) Not applicable.

(c) The name and employment information with respect to each executive officer and director of the Company is set forth in the Proxy Statement under the caption “Information About the Company – Officers and Directors” and such information is incorporated herein by reference. To the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors) or has been a party any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information required by this item is set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors”, “Description of the Amendment and Recapitalization”, and “Additional Special Meeting Information – Vote Required for Approval” and incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of Recapitalization”, “Special Factors – General Effects of Recapitalization”, “Special Factors – Additional Effects on Affiliated Stockholders”, and “Special Factors – Additional Effects on Non-Affiliated Stockholders” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption “Description of the Amendment and Recapitalization – Dissenters’ Rights” is incorporated herein by reference.

(d) Security holders will be entitled to access the Company’s corporate records in the manner permitted by applicable federal and North Carolina state law. The information set forth in the Proxy Statement under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of the Transaction” is incorporated herein by reference. Except as otherwise referenced herein, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(e) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Proxy Statement under the caption “Information About the Company – Security Ownership of Officers, Directors and 5% Stockholders” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1)	Not applicable.

(2)	The information included in the Proxy Statement under the caption “Information About the Company – Past Contracts, Transactions, Negotiations, and Agreements” is incorporated by reference.

(b)	Not applicable.

(c)	Not applicable.

(e)	Not applicable.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The fractional shares of common stock cashed out as a result of the reverse stock split will be retired. The information in the Proxy Statement under the caption “Special Factors – General Effects of the Recapitalization” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors – Purposes of the Recapitalization”, “Special Factors – General Effects of the Recapitalization”, “Special Factors – Business of the Company after the Recapitalization”, and “Description of the Amendment and Recapitalization” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors – Background of the Transaction”, and “Special Factors – Purposes of the Recapitalization” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Special Factors – Alternatives Considered” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors – Background of the Transaction”, “Special Factors – Purposes of the Recapitalization”, “Special Factors – Other Alternatives Considered”, and “Special Factors – Recommendation of Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Special Factors – Purposes of the Recapitalization”, “Special Factors – General Effects of the Recapitalization”, “Special Factors – Additional Effects of Recapitalization on Affiliated Stockholders”, “Special Factors – Additional Effects of Recapitalization on Non-Affiliated Stockholders” and “Special Factors – Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) The information set forth in the Proxy Statement under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” and “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” and “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization” and “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of the Board of Directors” and “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

(f) Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of Board of Directors; Fairness of the Recapitalization”, “Special Factors – Opinion of Financial Advisor” and “Special Factors – Background of the Transaction” is incorporated herein by reference.

(b) The information set forth in “Special Factors – Opinion of Financial Advisor” of the Proxy Statement is incorporated herein by reference.

(c) The written opinion dated December 20, 2004 delivered to the Company’s Board of Directors by Triangle Capital Partners, LLC (“Triangle”) will be made available for inspection and copying at the principal executive offices of the Company at 1031 N. Brightleaf Blvd., Smithfield, North Carolina 27577 during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. A copy of Triangle’s written opinion will be mailed by the Company to any interested Company stockholder or representative who has been so designated in writing upon written request to the Company and at the expense of the requesting stockholder. In addition, the information set forth in the Proxy Statement under the caption “Special Factors – Opinion of Financial Advisor” as well as Appendix B to the Proxy Statement entitled “Opinion of Financial Advisor” are incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Proxy Statement under the captions “Special Factors – General Effects of the Recapitalization” and “Description of the Amendment and Recapitalization – Source and Amounts of Funds” is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the Proxy Statement under the caption “Description of the Amendment and Recapitalization – Fees and Expenses” is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d) Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Proxy Statement under the caption “Information About the Company – Security Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.

(b) Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company, or any of the Company’s or any subsidiary’s pension, profit sharing, or similar plan, has engaged in any transaction in the Company’s common stock during the past sixty (60) days. The information set forth in the Proxy Statement under the caption “Information About the Company – Common Stock of the Company” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION AND RECOMMENDATION.

(a) The information set forth in the Proxy Statement under the captions “Information About the Company – Security Ownership of Officers, Directors and 5% Shareholders”, “Additional Special Meeting Information – Who Can Vote at the Special Meeting”, “Additional Special Meeting Information – Participants in the Bank’s ESOP” and “Special Factors – Recommendation of the Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of Recapitalization” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a) The financial statements and accompanying notes to the financial statements included in (i) the Company’s Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003, and (ii) the Company’s quarterly report on Form 10-QSB for the period ending September 30, 2004, as filed with the SEC, are incorporated herein by reference. In addition, the information included in “Financial Information of the Company”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Financial Information of the Company – Consolidated Pro Forma Financial Information” is incorporated herein by reference.

(c) The information included in the Proxy Statement under the captions “Financial Information of the Company – Selected Consolidated Financial Data (Unaudited)”, “Additional Information” and “Incorporation of Certain Documents by Reference” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

(b) Employees of the Company may perform administrative tasks in connection with the Recapitalization, and they will not be separately compensated for such services.

ITEM 15.	ADDITIONAL INFORMATION.

(b) Not applicable.

ITEM 16.	EXHIBITS.

Exhibit No.	Description

16(a)(1)	Notice of Special Meeting and Proxy Statement*

16(a)(2)	Form of Proxy Card*

16(a)(3)	Letter to Shareholders from Harold T. Keen, President and Chief Executive Officer

16(a)(4)	Letter to participants in the Employee Stock Ownership Plan of KS Bank, Inc., along with corresponding instruction card

16(a)(5)	Press Release dated December 22, 2004**

16(c)(1)	Presentation dated December 7, 2004 of Triangle Capital Partners, LLC***

16(c)(2)	Presentation dated October 11, 2004 of Triangle Capital Partners, LLC***

16(c)(3)	Opinion of Financial Advisor****

16(f)(1)	The information set forth in “Description of the Amendment and Recapitalization – Dissenters Rights” of the Proxy Statement and Appendix C to Exhibit 16(a)(1) is incorporated by reference.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on February 1, 2005.

**	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on December 22, 2004.

***	Previously filed.

****	Incorporated by reference to Appendix B to Exhibit 16(a)(1).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KS BANCORP, INC.

By:	/s/ Harold T. Keen
Harold T. Keen
President and Chief Executive Officer

Dated: February 1, 2005

EXHIBIT INDEX

Exhibit No.	Description

16(a)(1)	Notice of Special Meeting and Proxy Statement*

16(a)(2)	Form of Proxy Card*

16(a)(3)	Letter to Shareholders from Harold T. Keen, President and Chief Executive Officer

16(a)(4)	Letter to participants in the Employee Stock Ownership Plan of KS Bank, Inc., along with corresponding instruction card

16(a)(5)	Press Release dated December 22, 2004**

16(c)(1)	Presentation dated December 7, 2004 of Triangle Capital Partners, LLC***

16(c)(2)	Presentation dated October 11, 2004 of Triangle Capital Partners, LLC***

16(c)(3)	Opinion of Financial Advisor****

16(f)(1)	The information set forth in “Description of the Amendment and Recapitalization – Dissenters Rights” of the Proxy Statement and Appendix C to Exhibit 16(a)(1) is incorporated by reference.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on February 1, 2005.

**	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on December 22, 2004.

***	Previously filed.

****	Incorporated by reference to Appendix B to Exhibit 16(a)(1).